Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

May 18, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Sonia Gupta Barros, Esq.

Re:                             Press Ganey Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-203248)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Press Ganey Holdings, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on May 20, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 11, 2015:

(i)                                     Dates of distribution: May 11, 2015 through the date hereof.

(ii)                                  Number of prospectuses distributed: a total of approximately 4,565 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.

As Representatives of the Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

[Signature Page — Underwriters’ Acceleration Request]